Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

R. Joseph Litnosky

F. Dale Corman

Vice President Finance

Chief Executive Officer

December 23, 2004

Auditors’ Report

To the Shareholders of

Western Silver Corporation

We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2004 and 2003 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended
September 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"

Chartered Accountants

Vancouver, B.C., Canada

November 12, 2004

(except for note 14, which is as at December 23, 2004)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 (mineral properties and stock-based compensation) to the financial statements. Our report to the shareholders dated November 12, 2004 (except for note 14, which is as at December 23, 2004) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

"Pricewaterhouse Coopers"

Chartered Accountants

Vancouver, B.C., Canada

November 12, 2004

(except for note 14, which is as at December 23, 2004)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

As at September 30, 2004 and 2003

(expressed in Canadian dollars)

	2004 $	2003 $

Assets

Current assets
Cash and cash equivalents (note 9)	13,528,534	2,744,038
Accounts receivable and prepaid expense	693,521	194,198

	14,222,055	2,938,236

Long-term investment (note 3)	267,092	267,092

Property, plant and equipment - net of accumulated depreciation of $4,537 (2003 - $43,613)	44,794	1,839

Mineral properties (note 4)	43,194,729	39,447,235

	57,728,670	42,654,402

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,509,410	871,567

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares

Issued and outstanding
41,241,581 (2003 - 35,184,081) common shares	79,249,498	59,064,015

Value assigned to stock options and warrants (note 5)	3,853,483	269,257

Deficit	(26,883,721)	(17,550,437)

	56,219,260	41,782,835

	57,728,670	42,654,402

Nature of operations (note 1)

Subsequent events (note 14)

Approved by the Board of Directors

"Robert J Gayton"                                                                        "Klaus M. Zeitler"
                                                                 Director                                                                              Director

The accompanying notes are an integral part of these consolidated financial statements

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

General exploration expenditures	49,872	20,005	10,749

Write-off (recovery) of mineral properties (note 4)	4,020,565	329,503	(258,577)

	4,070,437	349,508	(247,828)

Administrative expenses
Accounting and legal	212,645	159,735	67,904
Capital taxes	-	9,551	-
Consulting	387,840	381,046	311,056
Depreciation	3,674	541	3,637
Filing and transfer fees	181,089	176,262	55,013
Foreign exchange	23,741	(26,569)	33,204
Miscellaneous	1,414	14,643	14,648
Office and administration	464,414	237,461	157,561
Shareholder communications and travel	534,359	350,644	141,788
Stock-based compensation (note 5(e))	3,698,659	269,257	-

	5,507,835	1,572,571	784,811

Loss before other income	(9,578,272)	(1,922,079)	(536,983)

Other income
Gain on sale of securities	-	-	6,626
Interest income	244,988	82,098	19,997

	244,988	82,098	26,623

Loss for the year	(9,333,284)	(1,839,981)	(510,360)

Deficit - Beginning of year	(17,550,437)	(15,710,456)	(15,200,096)

Deficit - End of year	(26,883,721)	(17,550,437)	(15,710,456)

Basic and diluted loss per common share	(0.24)	(0.06)	(0.02)

Weighted average number of common shares outstanding	39,192,449	33,087,922	27,086,487

The accompanying notes are an integral part of these consolidated financial statements

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

Cash flows provided by (used in)

Operating activities
Loss for the year	(9,333,284)	(1,839,981)	(510,360)
Items not affecting cash
Write-off (recovery) of mineral properties	4,020,565	329,503	(258,577)
Depreciation	3,674	541	3,637
Stock-based compensation	3,698,659	269,257	-
Gain on sale of securities	-	-	(400)

	(1,610,386)	(1,240,680)	(765,700)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(499,323)	(143,538)	(37,344)
Accounts payable and accrued liabilities	36,086	44,743	(111,578)

	(2,073,623)	(1,339,475)	(914,622)

Financing activities
Shares issued for cash - net of cash share issue costs	20,071,050	7,603,438	8,341,818

Investing activities
Long-term investment	-	-	16,400
Property, plant and equipment	(46,629)	-	(2,702)
Mineral properties	(7,768,059)	(5,791,029)	(4,421,638)
Accounts payable and accrued liabilities	601,757	(1,848,700)	1,063,112
Exploration commitments	-	(348,821)	348,821
Restricted cash and securities	-	348,821	(348,821)

	(7,212,931)	(7,639,729)	(3,344,828)

Increase (decrease) in cash and cash equivalents	10,784,496	(1,375,766)	4,082,368

Cash and cash equivalents - Beginning of year	2,744,038	4,119,804	37,436

Cash and cash equivalents - End of year	13,528,534	2,744,038	4,119,804

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

		Common shares		Value assigned to stock options	Total
	Number of shares	Amount $	Cumulative deficit $	and warrants $	shareholders’ equity $

Balance - September 30, 2001	24,143,045	43,118,759	(15,200,096)	-	27,918,663

During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	-	-	7,436,327
Exercise of warrants	736,375	983,571	-	-	983,571
Exercise of stock options	413,500	503,500	-	-	503,500
Share issue costs	-	(581,580)	-	-	(581,580)
Loss for the year	-	-	(510,360)	-	(510,360)

Balance - September 30, 2002	30,984,048	51,460,577	(15,710,456)	-	35,750,121

During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	-	-	1,384,000
Exercise of warrants	2,303,417	3,367,636	-	-	3,367,636
Exercise of stock options	1,481,000	2,851,802	-	-	2,851,802
Options granted to consultants	-	-	-	269,257	269,257
Loss for the year	-	-	(1,839,981)	-	(1,839,981)

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

During the year ended September 30, 2004
Issue of shares
Private placements	2,400,000	11,268,930	-	-	11,268,930
Exercise of warrants	2,190,000	5,477,200	-	-	5,477,200
Exercise of stock options	1,467,500	3,022,900	-	-	3,022,900
Options vested	-	-	-	3,698,659	3,698,659
Value assigned to warrants issued to agents as stock issuance fees	-	-	-	302,020	302,020
Transfer of value on exercise of stock options/warrants	-	416,453	-	(416,453)	-
Loss for the year	-	-	(9,333,284)	-	(9,333,284)

Balance - September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

The accompanying notes are an integral part of these consolidated financial statements

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Nature of operations

Western Silver Corporation (the company) is an exploration stage company that is incorporated under the British Columbia Business Corporations Act and is engaged, directly and through joint ventures and subsidiaries, in exploring the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties, or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its financing subsequent to year-end (note 14), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. As the company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below. All material intercompany transactions and balances have been eliminated.

Western Copper International Ltd. (BVI)

WCI (Peñasquito) Limited (BVI)

Minera Peñasquito, S.A. de C.V. (Mexico)

WCI (Nicolas) Limited (BVI)

Minera Faja de Plata, S.A. de C.V. (Mexico)

WCI (Geronimo) Limited (BVI)

WCI Jeronimo Mexico, S.A. de C.V. (Mexico)

Minera Western Copper, S.A. de C.V. (Mexico)

Carmacks Copper Ltd.

Western Silver Corporation has properties that are conducted through interests in joint ventures where the company shares joint control. These joint ventures are accounted for using the proportionate consolidation method.

(1)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Significant areas where management’s judgement is applied include carrying value of mineral properties and assumptions used in the calculation of stock-based compensation. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments at banks with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, property and equipment

Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have indicated economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned, or become impaired.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Effective October 1, 2003, the company has adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long-lived assets on a prospective basis. Management of the company review the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying amount may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to fair value.

(2)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater than the carrying value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the company has taken reasonable precautions to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

(3)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Stock-based compensation plans

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on the fair value of all stock options granted by the company is charged to the income statement as the stock options become vested. The standard was adopted on a prospective basis.

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Long-term investment

	2004

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	644,338

	2003

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	352,138

The company has officers and directors in common with Quaterra Resources Inc.

(4)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Mineral properties

	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $	Costs incurred during 2004 $	Disposition/ write-offs during 2004 $	Total costs to September 30, 2004 $

Mexico
Faja de Plata Peñasquito
Acquisition	12,630,766	1,241,246	-	13,872,012	241,966	-	14,113,978
Exploration	3,586,580	3,120,618	-	6,707,198	5,963,778	-	12,670,976
Feasibility studies	-	323,702	-	323,702	1,245,878	-	1,569,580
San Jeronimo
Acquisition	633,795	7,959	-	641,754	-	(641,754)	-
Exploration	1,002,571	56,918	-	1,059,489	24,646	(1,084,135)	-
Ramos	1,823,944	444,229	-	2,268,173	26,503	(2,294,676)	-

	19,677,656	5,194,672	-	24,872,328	7,502,771	(4,020,565)	28,354,534

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	39		2,424,275
San Nicolas	3,994,525	317,570	-	4,312,095	198,730		4,510,825
Tamara	1,849,259	-	-	1,849,259	-		1,849,259

	10,157,692	317,570	-	10,475,262	198,769	-	10,674,031

Almoloya
Acquisition	-	25,443	-	25,443	57,283	-	82,726
Exploration	3,859	36,161	-	40,020	2,132	-	42,152

	3,859	61,604	-	65,463	59,415	-	124,878

El Pirul
Acquisition	11,067	6,300	(17,367)	-	-	-	-
Exploration	118,792	156,772	(275,564)	-	-	-	-

	129,859	163,072	(292,931)	-	-	-	-

Naranjo
Exploration	16,643	19,929	(36,572)	-	-	-	-

Bacanora
Acquisition	-	3,555	-	3,555	7,104	-	10,659
Exploration	-	30,627	-	30,627	-	-	30,627

	-	34,182	-	34,182	7,104	-	41,286

Canada
Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	-	4,000,000

	33,985,709	5,791,029	(329,503)	39,447,235	7,768,059	(4,020,565)	43,194,729

(5)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

a)

Faja de Plata

i)

Peñasquito

Effective June 28, 2001, the company’s interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

The company negotiated a deferral of the remaining Peñasquito property payments, and US$621,000 was paid on July 3, 2002 and a further US$654,000 was paid on July 3, 2003. These payments represent the major portion of the total Peñasquito acquisition costs incurred during 2002 and 2003, respectively.

The company resumed exploration of the Peñasquito property in fiscal 2002. Considerable exploration work occurred at Peñasquito during 2002, with the majority being conducted on the Chile Colorado deposit. This work led to the preparation of a scoping study based on the Chile Colorado deposit. Exploration expenditures were also incurred on the Peñasco, La Palma and El Sotol areas of the Peñasquito property.

In fiscal 2004, the exploration work on the Chile Colorado deposit focussed on in-fill drilling in order to increase the confidence level of the resource estimate, which was subsequently updated. Samples from Chile Colorado were taken for metallurgical testing and the results of this work, together with the updated resource estimate, were used in the preparation of a pre-feasibility study prepared by M3 Engineering and Technology Corporation, which was released on April 13, 2004.

Following exploration work on Chile Colorado, drilling resumed on the Peñasco deposit in order to provide data to support the preparation of a mineral resource estimate that was released on October 4, 2004. Drilling at Peñasco was still ongoing at that time. A feasibility-level study encompassing both the Chile Colorado deposit and the Peñasco deposit commenced in June 2004, with preparations to collect samples for metallurgical testing from the Peñasco deposit.

Some further investigation of the La Palma and El Sotol areas of the Peñasquito property took place in fiscal 2004.

Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty on 100 hectares centered on Peñasco, which the company can buy out at any time for US$5 million. The Minera Catasillas royalty would include production from Peñasco but not from Chile Colorado.

(6)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

ii)

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a definitive agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

On July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex had an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments totalled US$1,180,000.

As at September 28, 2004, Apex terminated the agreement after drilling six core holes. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 28, 2004. The company has written down the costs associated with the property during the year.

The company, at its option, may purchase the core claims at San Jeronimo by making a purchase option payment on January 31, 2005 for US$500,000 and the final purchase option payment on March 11, 2005 for US$500,000. The company is renegotiating the payment schedule and, if successful, intends to carry out further exploration in 2005.

Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii)

Ramos

Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper, S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective. After reviewing the results of a drilling program carried out in December 2004, the company has decided to write off the costs associated with the property during the year.

(7)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western, hold the properties as a joint venture with Minera Teck (subsidiary of Teck Cominco Ltd.), pursuant to a July 1, 1997 agreement. The joint venture has no other significant assets and Minera Western’s proportionate share of the properties is disclosed.

Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2004, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

Future funding will be on a Minera Teck 65% - Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002, 2003 and 2004. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

c)

Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometres northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During fiscal 2003, Anglo decided to abandon the project. The company therefore controls all the property formerly included in the joint venture.

(8)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

d)

Carmacks Copper Project

In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000, and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

The previous owners of the property shall, at the company’s election, retain either a 15% net profits royalty or a 3% net smelter royalty. The company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. A payment of $100,000 was made by the company on December 31, 2004.

The company has initiated discussions with the Yukon Territorial Government with a view to recommencing the permitting process.

e)

Naranjo

The company staked 602 hectares in the Naranjo tin district of Mexico during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until the surrounding ground was declared open for staking. As these claims did not become available during fiscal 2003, the company decided to drop the property. Accordingly, the costs associated with this project were written off during fiscal 2003. During fiscal 2004, the company was able to stake the surrounding ground, which was made up of an additional 2,180 hectares.

(9)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

a)

The following summarizes the issuance of capital stock during the year ended September 30, 2004:

  The company received net proceeds of $5,477,200 from the exercise of 2,190,000 share purchase warrants at exercise prices ranging from $1.00 to $5.78 per share purchase warrant.

  The company received $3,022,900 from the exercise of 1,467,500 stock options at exercise prices ranging from $1.00 to $4.60 per stock option.

  The company received $11,570,950 (net of cash offering costs of $789,050) from the issuance of 2,400,000 shares through a private placement at $5.15 per share. Agent warrants were issued as stock issuance fees and assigned a value of $302,020.

(10)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

The following summarizes the issuance of capital stock during the year ended September 30, 2003:

  The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

  The company received $2,851,802 from the exercise of 1,481,000 stock options at exercise prices ranging from $1.00 to $3.28 per stock option.

  The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

c)

The following summarizes issuances of capital stock during the year ended September 30, 2002:

  The company received $101,500 from a private placement of 145,000 units, each unit comprising one common share and one share purchase warrant. A commission of 7% of the funds raised was paid. Each share purchase warrant entitles the holder to acquire one common share for $1.30 until December 31, 2002; $1.60 until December 31, 2003; and $2.00 until December 31, 2004.

  The company received $156,000 from a private placement of 200,000 common shares.

  The company received $1,818,074 from a private placement of approximately 2.79 million units at a price of $0.65 per unit. Each unit consists of one common share and one-half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two. The agent received 162,929 Agent’s B warrants entitling the agent to purchase units at $0.65 for two years. Commissions and issuance costs excluding warrants amounted to $190,570.

  The company received $299,000 from a private placement of 460,000 units at a price of $0.65 per unit. Each unit consists of one common share and one-half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two.

  The company received $352,353 from a private placement of 342,090 units at a price of $1.03 per unit. Each unit consists of one common share and one-half of one warrant to purchase an additional common share for two years at $1.29 in year one and $1.50 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

  The company received $488,400 from a private placement of 407,000 units at a price of $1.20 per unit. Each unit consists of one common share and one-half of one warrant to purchase an additional common share for two years at $1.50 in year one and $2.00 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

(11)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

  The company received $4,221,000 from a private placement of 1,340,000 units at a price of $3.15 per unit. Each unit consists of one common share and one-half of one warrant to purchase an additional common share for two years at $4.00. A commission of 7% of funds raised and 134,000 agent share purchase warrants is payable on a portion of the financing. Each agent share purchase warrant entitles the agent to acquire one common share for $3.15 on or before July 17, 2004.

  The company received $983,571 from the exercise of 736,375 share purchase warrants at exercise prices ranging from $0.80 to $1.50 per share purchase warrant.

  The company received $503,500 from the exercise of 413,500 stock options at exercise prices ranging from $1.00 to $2.00 per stock option.

  Issuance costs on the above private placements totalled $581,580.

d)

Share purchase warrants

A summary of the company’s warrants outstanding at September 30, 2004, 2003 and 2002, and the changes for the years then ended, is presented below:

	September 30, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $

Balance outstanding - Beginning of year	2,070,000	2.31	4,350,340	1.80	2,213,332	1.80
Issued	240,000	5.78	23,077	0.80	3,173,381	1.67
Exercised	(2,190,000)	2.50	(2,303,417)	1.43	(736,375)	1.34
Cancelled/expired	-	-	-	-	(299,998)	2.00

Balance outstanding and exercisable - End of year	120,000	5.78	2,070,000	2.31	4,350,340	1.80

Share purchase warrants outstanding and exercisable as of September 30, 2004 are as follows:

Exercise price $	Warrants outstanding and exercisable at September 30, 2004	Average remaining contractual life (years)

5.78	120,000	0.21

(12)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

e)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the market value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at September 30, 2004, 2,713,000 options were outstanding and an additional 192,500 options were available for granting under the plans.

A summary of the company’s options outstanding at September 30, 2004, 2003 and 2002, and the changes for the years then ended, is presented below:

	September 30, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $

Balance outstanding - Beginning of year	3,205,500	1.92	4,111,500	1.68	2,595,000	1.98
Granted	975,000	8.47	575,000	3.64	2,225,000	1.28
Exercised	(1,467,500)	2.06	(1,481,000)	1.93	(413,500)	1.22
Cancelled/expired	-	-	-	-	(295,000)	2.00

Balance outstanding - End of year	2,713,000	4.19	3,205,500	1.92	4,111,500	1.68

At as September 30, 2004, 2,415,500 options were exercisable at a weighted average exercise price of $3.53. All options outstanding as at September 30, 2003 and 2002 were exercisable.

Exercise price $	Options outstanding at September 30, 2004	Weighted average exercise price $	Average remaining contractual life (years)

1.00 - 1.50	1,035,500	1.24	2.42
2.00 - 3.00	475,000	2.00	1.39
3.28	87,500	3.28	3.19
4.21 - 6.00	190,000	4.65	3.95
6.80 - 9.54	925,000	8.62	4.38

	2,713,000	4.19	3.03

(13)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

During the year ended September 30, 2003, the fair value, as determined by the Black-Scholes option pricing model, of options granted to directors and employees that became vested was $835,819. The total amount was disclosed as pro forma information only, and was not charged to the income statement. Had the fair value of the options been charged to the income statement, the pro forma net loss for the year would have been $2,675,800 and the basic and diluted loss per share would have been $0.08.

During the year ended September 30, 2003, the company also granted options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

During the year ended September 30, 2004, 975,000 options were granted at an average value per option of $4.39. The fair value of options that vested in 2004 was $3,698,659, which was charged to the income statement.

The value of stock options granted in 2004 was based on the following assumptions:

	2004	2003

Average risk-free interest rate	3.28%	3.7%
Expected dividend yield	-	-
Expected stock price volatility	70%	75%
Expected option life in years	3.5	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

Related party transactions

a)

Included in accounts payable and accrued liabilities is $42,452 (2003 - $4,835) owing to companies/proprietorships controlled by directors and officers of the company.

b)

Included in accounts receivable is $4,751 (2003 - $132,136) owed by companies with common directors.

c)

During the year ended September 30, 2004, the company incurred:

i)

$75,467 (2003 - $72,000; 2002 - $72,000) in charges for administrative services and rent from a company controlled by a director

ii)

fees totalling $328,976 (2003 - $382,938; 2002 - $318,835) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

(14)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

d)

All other related party transactions are disclosed elsewhere in these consolidated financial statements.

Contract commitments

On July 1, 2004, the company entered into an agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. As at September 30, 2004, the total amount of payments due during the remainder of the agreement is $266,111, of which $96,767 is due during the first year and the remaining $169,344 is due between September 30, 2005 and June 30, 2007.

Income taxes

As at September 30, 2004, the company has accumulated non-capital losses available for carry-forward of approximately $5,600,000, which will expire between 2005 and 2011. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available to reduce future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

a)

The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2004	2003

Statutory tax rate	35.62%	37.62%

	$	$

Loss for the year	(9,333,284)	(1,839,981)

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(3,324,516)	(692,201)
Non-deductible items	1,339,784	94,487
Difference between Canadian and foreign tax rates	16,669	25,313
Losses for which no income tax benefit has been recognized	1,968,063	572,401

	-	-

(15)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

The significant components of the company’s future tax assets are as follows:

	2004 $	2003 $

Future income tax assets
Mineral property interests	1,683,199	1,667,084
Operating loss carry-forward	1,740,317	1,375,632
Other	15,040	13,732

Benefit from losses	3,438,556	3,056,448
Valuation allowance for future tax assets	(3,438,556)	(3,056,448)

	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Supplemental cash flow information

a)

Cash and cash equivalents at September 30 comprise the following:

	2004 $	2003 $	2002 $

Cash on hand held with banks	2,478,336	2,744,038	4,119,804
Short-term deposits	11,050,198	-	-

	13,528,534	2,744,038	4,119,804

(16)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

During the years ended September 30, 2004, 2003 and 2002, the company conducted the following non-cash financing and investing activities:

	2004 $	2003 $	2002 $

Non-cash financing and investing activities
Mineral property costs included in accounts payable written off against deferred costs	-	-	706,577
Value assigned to warrants issued to agent as stock issuance costs	(302,020)	-	-

	(302,020)	-	706,577

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the years ended September 30, 2004, 2003 and 2002 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic location are as follows:

	2004 $	2003 $

Canada	4,311,886	4,268,931
Mexico	39,194,729	35,447,235

	43,506,615	39,716,166

(17)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Financial instruments

a)

Fair value

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company’s long-term investment will fluctuate with market prices (note 3). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)

Foreign exchange

Foreign exchange is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)

Credit risk exposure

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents. The company deposits cash and cash equivalents with high credit quality financial institutions.

Shareholder rights plan

On December 11, 2003, the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

(18)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)

Consolidated balance sheets

	2004 $	2003 $	2002 $

Long-term investment - under Canadian GAAP	267,092	267,092	267,092
Unrealized gain (loss) (d)	377,246	85,046	(177,184)

Long-term investment - under U.S. GAAP	644,338	352,138	89,908

Mineral properties - under Canadian GAAP	43,194,729	39,447,235	33,985,709
Cumulative exploration expenditures written off under U.S. GAAP (c)	(36,283,257)	(32,777,729)	(28,557,449)

Mineral properties - under U.S. GAAP	6,911,472	6,669,506	5,428,260

Shareholders’ equity - under Canadian GAAP	56,219,260	41,782,835	35,750,121
Measurement differences
Deficit - under Canadian GAAP	26,883,721	17,550,437	15,710,456
Deficit - under U.S. GAAP	(63,166,978)	(50,328,166)	(44,267,905)
Accumulated other comprehensive gain (loss)	377,246	85,046	(177,184)

Shareholders’ equity - under U.S. GAAP	20,313,249	9,090,152	7,015,488

(19)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

Consolidated statements of loss and deficit

	2004 $	2003 $	2002 $

Loss for the year - under Canadian GAAP	9,333,284	1,839,981	510,360
Exploration expenditures for the year (c)	7,526,093	4,549,783	2,993,378
Exploration costs written off during the year that would have been expensed in the year incurred	(4,020,565)	(329,503)	(448,000)

Loss for the year - under U.S. GAAP	12,838,812	6,060,261	3,055,738
Unrealized (gain) loss on available-for-sale securities (d)	(292,200)	(262,230)	193,999

Comprehensive loss - under U.S. GAAP	12,546,612	5,798,031	3,249,737

Loss per common share before comprehensive income - under U.S. GAAP	0.32	0.18	0.11

Deficit - under U.S. GAAP - Beginning of year	50,328,166	44,267,905	41,212,167
Loss for the year - under U.S. GAAP	12,838,812	6,060,261	3,055,738

Deficit - under U.S. GAAP - End of year	63,166,978	50,328,166	44,267,905

Accumulated other comprehensive loss (gain)
Beginning of year - under U.S. GAAP	(85,046)	177,184	(16,815)
Other comprehensive (gain) loss	(292,200)	(262,230)	193,999

End of year - under U.S. GAAP	(377,246)	(85,046)	177,184

c)

Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

(20)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

The costs of acquiring mineral rights to advanced stage properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d)

Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

e)

Recent accounting developments

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until one of its properties reaches its development stage.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” and an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation No. 46R (FIN 46R) which supersedes FIN 46. FIN 46R is effective for all Variable Interest Entities (VIEs) created after February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending March 15, 2004. The company has determined that it has no VIEs.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and EITF Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

(21)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

In March 2004, the EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations”. EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company adopted the standard prospectively on October 1, 2003. For U.S. GAAP purposes, the company has prospectively adopted SFAS 148, which results in no differences between Canadian and U.S. GAAP.

Subsequent events

On December 23, 2004, the company announced that it had completed financing with agents Orion Securities Inc., CIBC World Markets Inc., and Kingsdale Capital Market Inc. The financing was for gross proceeds of $64,831,250, consisting of 6,325,000 common shares at a price of $10.25 per common share.

(22)